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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                        TeraForce Technology Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   88077T 10 9
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                                 (Cusip Number)

     Morton A. Cohn - 800 Bering, Suite 210 Houston, TX 77057 - 713-978-6200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 3, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.   88077T 10 9

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          1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only) MORTON A. COHN
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         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)
              (a)
              (b)
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         3.   SEC Use Only

--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)       PF

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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         6.   Citizenship or Place of Organization          UNITED STATES

--------------------------------------------------------------------------------
                  7.   Sole Voting Power              9,123,334
Number of                                             ---------
Shares
Beneficially      8.   Shared Voting Power            0
Owned by                                              ---------
Each
Reporting         9.   Sole Dispositive Power         9,123,334
Person with                                           ---------

                  10.  Shared Dispositive Power       0
                                                      ----------
--------------------------------------------------------------------------------
       11.    Aggregate Amount Beneficially Owned by Each Reporting Person
              9,123,334
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
       13.    Percent of Class Represented by Amount in Row (11)      8.2%

--------------------------------------------------------------------------------
       14.    Type of Reporting Person (See Instructions)               IN

--------------------------------------------------------------------------------



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



ITEM 1. SECURITY AND ISSUER

         TeraForce Technology Corporation
         Common Stock, par value $0.01 per share
         1240 East Campbell Drive
         Richardson, TX  75081

ITEM 2. IDENTITY AND BACKGROUND

         (a)      Morton A. Cohn

         (b)      800 Bering, Suite 210
                  Houston, TX  77057

         (c)      private investor

         (d)(e) During the past five years Mr. Cohn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      citizen of the United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities were purchased using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Cohn acquired the securities described in Item 5 hereof for investment purposes. Depending on the factors discussed herein, Mr. Cohn may from time to time investigate, evaluate, discuss, negotiate or agree to acquire and so acquire additional securities of the Company in the open market, in privately negotiated transactions from the Company or third parties, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to sell, exchange or dispose of and so sell, exchange or dispose of all or a portion of the common stock or common stock issued upon exercise of the warrants in the open market, in privately negotiated transactions, in change of control transactions or otherwise. Any actions Mr. Cohn might undertake will be dependent upon his review of numerous factors, including, among other things, the following: the price levels of the common stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

         Except as set forth above, Mr. Cohn has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 143D.



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


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) 9,123,334 shares of common stock, par value $0.01 per share, representing 8.2% of such outstanding common stock. Such amount includes 590,000 shares that may be issued upon the exercise of warrants and that may be exercised within 60 days of the date of this report.

         (b) Mr. Cohn has sole voting and dispositive authority over all the securities identified in (a).

         (c) On October 3, 2002 Mr. Cohn and the Company completed a transaction whereby the Company issued to Mr. Cohn 8,333,334 shares of common stock in exchange for $1,000,000 in cash, a price of $0.12 per share. In addition the Company issued to Mr. Cohn warrants for the purchase of 200,000 shares of common stock at a price of $0.12 per share. Such warrants may be exercised at any time until and through September 30, 2005. Further, the Company issued to Mr. Cohn amended and restated warrants for the purchase of an aggregate of 390,000 shares of common stock at a price of $0.12 per share. Warrants for the purchase of 150,000 of the additional shares may be exercised until and through December 31, 2003 and replace warrants previously issued to Mr. Cohn with an exercise price of $0.75 per share. Warrants for the purchase of 240,000 of the additional shares may be exercised until and through May 31, 2004 and replace warrants previously issued to Mr. Cohn with an exercise price of $0.75 per share. Mr. Cohn has agreed to vote any shares of common stock in favor of a reverse split, provided such is presented to the Company's shareholders by September 30, 2003 and that the reverse split is proposed with a range from 1:6 and 1:12. The Company has agreed to file a registration statement regarding the resale of the common stock issued and to be issued upon exercise of the warrants by November 30, 2002.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Securities Purchase Agreement Dated September 30, 2002.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2002
--------------------------------------------------------------------------------
Date

/s/ Morton A. Cohn
--------------------------------------------------------------------------------
Signature

Morton A. Cohn
--------------------------------------------------------------------------------
Name/Title



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